                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF  1934<F*>



                               Cytel Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                    23282E 10 0
                     -----------------------------------------
                                  (CUSIP Number)

                                 Carmela Zammuto
                                G. D. Searle & Co.
                              5200 Old Orchard Road
                             Skokie, Illinois 60077
                                 (847) 470-6968
------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                             September 18, 1997
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

NOTE:   Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.     23282E  10  0                  PAGE   2   OF   6   PAGES
         ------------------------                 -----    -----

==============================================================================

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         G. D. Searle & Co.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>           (a)/X/
                                                                        (b)/ /

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3        SEC USE ONLY


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4        SOURCE OF  FUNDS<F*>

         AF
------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER OF        7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY            2,000,000
   OWNED BY        -----------------------------------------------------------
     EACH          8    SHARED VOTING POWER
  REPORTING
 PERSON WITH            -0-
                   -----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        2,000,000
                   -----------------------------------------------------------
                   1    SHARED DISPOSITIVE POWER
                   0    -0-
                   -----------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000
------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F*>                                                        / /

------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON<F*>

         CO
------------------------------------------------------------------------------

                    <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP NO.     23282E  10  0                  PAGE   3   OF   6   PAGES
         ------------------------                 -----    -----

==============================================================================

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Monsanto Company
------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>           (a)/X/
                                                                        (b)/ /

------------------------------------------------------------------------------

3        SEC USE ONLY


------------------------------------------------------------------------------

4        SOURCE OF  FUNDS<F*>

         00
------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY            2,000,000
   OWNED BY        -----------------------------------------------------------
     EACH          8    SHARED VOTING POWER
  REPORTING
 PERSON WITH            -0-
                   -----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        2,000,000
                   -----------------------------------------------------------
                   1    SHARED DISPOSITIVE POWER
                   0    -0-
                   -----------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000
------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F*>                                                        / /

------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON<F*>

         CO
------------------------------------------------------------------------------

[FN]
                    <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
         -------------------

This Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Cytel Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3525 John Hopkins Court, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

Monsanto Company, a Delaware corporation ("Monsanto"), is filing this Schedule 13D on behalf of itself and G. D. Searle & Co., a Delaware corporation and wholly-owned subsidiary of Monsanto ("Searle"), subject to the Joint Filing Agreement referred to in the next sentence. As required by Rule 13d-1(f)(1), Exhibit 1 to this
Schedule 13D contains the Joint Filing Agreement entered into by each of the persons filing this Joint Disclosure Statement on
Schedule 13D.

Searle develops, produces and markets prescription pharmaceuticals. The address of the principal business and principal office of Searle is 5200 Old Orchard Road, Skokie, IL
60077.

Monsanto and its subsidiaries are engaged in the worldwide manufacture and sale of agricultural products, pharmaceuticals and food ingredients. The address of the principal business and principal office of Monsanto is 800 North Lindbergh Blvd., St. Louis, MO 63167.

During the past five years, neither Searle nor Monsanto has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

Searle purchased 2,000,000 Shares (the "Searle Shares") for $5,000,000 on September 18, 1997. The funds used by Searle to purchase the Searle Shares were loaned to Searle by Monsanto pursuant to an intercompany arrangement. Monsanto obtained such funds pursuant to a short-term financing facility.

ITEM  4.  PURPOSE OF TRANSACTION
          ----------------------

 On September 18, 1997 Searle entered into a Stock Purchase Agreement (the "Agreement") with the Issuer pursuant to which Searle acquired the Searle Shares for investment purposes for the amount of $5,000,000. Under certain circumstances, the Issuer may be required to issue to Searle up to an additional 222,222 Shares without further consideration on or prior to December 31, 1997. The Agreement has been filed as Exhibit 2 hereto and the summary of portions thereof contained herein is qualified in its entirety by reference to the Agreement as filed.

Searle has acquired the Searle Shares as an investment as contemplated by a letter of intent dated September 5, 1997 expressing Searle's interest in establishing a collaborative alliance with the Issuer to enhance the value of its technology in the cancer treatment area. In addition to providing for Searle's investment in the Issuer made pursuant to the Agreement, such letter of intent (i) sets forth the non-binding expression of interest of Searle and the Issuer in negotiating definitive agreements that would provide for Searle to invest up to $10,000,000, in two $5,000,000 installments, in the equity of a subsidiary, Epimmune, to be formed by the Issuer to hold the Issuer's cancer treatment technology and (ii) provides that the definitive agreements will grant to Searle an exclusive, worldwide license (subject to limited exceptions) in the Issuer's intellectual property rights to make, have made, use and sell pharmaceutical products derived from the Issuer's cancer epitopes and use thereof in ex-vivo therapies. The Agreement provides that, should Searle and the Issuer fail to timely negotiate definitive agreements, Searle shall have a right of first refusal, through December 31, 2000, to obtain an exclusive license for such products if the Issuer were to propose entering into any arrangement with a third party relating to these intellectual property rights. Subject to the foregoing, and the matters referred to below, Searle may, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in the Issuer or the sale of all or a portion of its holdings in the Issuer in the open market or in privately negotiated transactions (subject to Rule 144 and its obligations under the Agreement described below).

Pursuant to the Agreement, Searle has agreed that, prior to December 31, 2000, it will not, nor will it permit any of its affiliates to, purchase or otherwise acquire or offer or agree to acquire, directly or indirectly, beneficial ownership of any additional equity securities of the Issuer (or rights or options to purchase such securities) in an amount that would cause Searle to own, on a fully diluted bases, more than 19% of the outstanding Shares of the Issuer, without the prior written consent of the Issuer. In addition, pursuant to the Agreement, Searle has agreed that during the period specified by the Issuer and an underwriter of Shares or other securities of the Issuer following the effective date of a Registration Statement of the Issuer filed under the Securities Act of 1933, as amended, (which period shall not exceed

120 days), to the extent requested by the Issuer and such underwriter, Searle shall not, nor will it permit any of its affiliates to, directly or indirectly, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any securities of the Issuer held by any of them during such period.

The Agreement contains provisions granting Searle a right of first refusal to purchase its pro rata share of all Equity Securities, subject to certain exceptions, that the Issuer may, from time to time on or before September 17, 2002, propose to sell and issue. The term "Equity Securities" means (i) any common stock, preferred stock or other security of the Issuer,
(ii) any security convertible, with or without consideration, into any common stock, preferred stock or other security (including any option, warrant or other right to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any common stock, preferred stock or other security, or (iv) any such warrant or right. In the event that the Issuer issues Equity Securities not subject to such right of first refusal, the Agreement grants Searle the right, exercisable no more often than semi-annually, to purchase from the Issuer a number of Shares at then market value to permit Searle to maintain its percentage ownership interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

Searle may be deemed to be the beneficial owner of 2,000,000
Shares, directly owned by it, or approximately 7.4% of the Shares outstanding. Searle has the sole power to vote and the sole power to dispose of such Shares.

Monsanto, as the sole stockholder of Searle, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the 2,000,000 Shares beneficially owned by Searle, or approximately 7.4% of the Shares outstanding.

The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the number of Shares outstanding as of September 12, 1997, as stated by the Issuer in the Agreement, and assumes the issuance of 2,000,000 Shares to Searle.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         --------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER
         ----------------------------------------

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

The following have been filed as Exhibits to this Schedule 13D:

     1.  Joint Filing Agreement
     2.  Stock Purchase Agreement

                           SIGNATURES
                           ----------


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  September 26, 1997

                                       G. D. SEARLE & CO.


                                       By:/s/ Richard U. De Schutter
                                          -----------------------------------

                                       Title:  Chief Executive Officer
                                              --------------------------------


                                       MONSANTO COMPANY


                                       By:/s/ Robert B. Hoffman
                                          -----------------------------------


                                       Title:  Chief Financial Officer
                                             ---------------------------------


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